Form 40-F
period 2023-12-31
FirstService Corp
filed 2024-02-22
CIK 1637810

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

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

44,682,427 Common Shares

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2023, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 and the related notes, Management's Annual Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2023, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded twelve majority-owned entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2023. The total assets and total revenues of the twelve majority-owned entities represent 4.8% and 2.6%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2023.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm (PCAOB Firm ID: 271), as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2023, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has at least one audit committee financial expert (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its audit committee (the “Audit Committee”). Ms. Joan Sproul has been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ Stock Market’s corporate governance standards applicable to the Registrant).

Ms. Sproul was most recently the Executive Vice President, Finance (CFO) & Chief Administrative Officer of the Sinai Health System in Toronto, Canada. In addition to serving more than 20 years in various finance and corporate-related roles at Mount Sinai Hospital, she previously held a number of senior financial positions in the hospitality industry. Ms. Sproul was named to the list of Canada's Most Powerful Women, Women's Executive Network, 2013. Ms. Sproul holds a Chartered Professional Accountant (CPA) designation, having qualified as a Chartered Accountant in 1981 and began her career at Ernst & Whinney. Ms. Sproul holds a Bachelor of Commerce degree from the University of Toronto.

The SEC has indicated that the designation of Ms. Joan Sproul as an audit committee financial expert does not make her an “expert” for any purpose, impose on her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on her as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered for the fiscal period ended December 31, 2023 and 2022. During this period, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of US$)	Year ended December 31, 2023	Year ended December 31, 2022
Audit fees (note 1)	$1,160	$1,065
Audit-related fees (note 2)	64	65
Tax fees (note 3)	317	36
All other fees (note 4)	150	104
	$1,691	$1,270

Notes:

1.	Refers to the aggregate fees billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries.
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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Joan Sproul (Chair), Yousry Bissada, and Elizabeth Carducci.

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

FIRSTSERVICE CORPORATION

Date: February 22, 2024	By:	/s/ Jeremy Rakusin
	Name: Title:	Jeremy Rakusin Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2023.

2.	Audited consolidated financial statements of the Registrant as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2023.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	Interactive Data File.

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)