Form 40-F/A
period 2023-12-31
FirstService Corp
filed 2024-03-11
CIK 1637810

UNITED STATES Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F/A

(Amendment No. 1)

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

FirstService Corporation (the “Registrant”) is filing this Amendment No. 1 (this “Amendment”) to its original Annual Report on Form 40-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on February 22, 2024 (the “Original 2023 Annual Report” and together with this Amendment, the “Annual Report”), in order to file Exhibit 97 to the Annual Report. In addition, as required by Rule 12b-15 of the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”), a new certification by the Registrant’s principal executive officer and principal financial officer is filed herewith as Exhibit 31 to this Amendment, pursuant to Rule 13a-14(a) of the Exchange Act. Because no financial statements have been included in this Amendment, paragraphs 3, 4 and 5 of the certification has been omitted. The Registrant is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.

This Amendment consists of a cover page, this explanatory note, the signature page, the exhibit index, Exhibit 31 and Exhibit 97. Other than expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original 2023 Annual Report nor does this Amendment reflect any events that have occurred after the Original 2023 Annual Report was filed.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2024	FIRSTSERVICE CORPORATION

	By:	/s/ Jeremy Rakusin
Name: Jeremy Rakusin Title: Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2023.*

2.	Audited consolidated financial statements of the Registrant as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022.*

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2023.*

23.	Consent of PricewaterhouseCoopers LLP.*

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.†

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

97.	Compensation Recovery Policy of the Registrant.†

101.	Interactive Data File.*

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*

* Previously filed as an exhibit to the Original 2023 Annual Report.

† Filed as an exhibit to this Amendment.