Form 40-F
period 2024-12-31
FirstService Corp
filed 2025-02-21
CIK 1637810

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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

45,268,672 Common Shares

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

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2024, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023 and the related notes and the Report of Independent Registered Public Accounting Firm, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2024, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded eight majority-owned entities acquired by the Registrant during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2024 because they were acquired by the Company in purchase business combinations during 2024. The total assets and total revenues of the eight majority-owned entities represent 2.3% and 3.9%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2024.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm (PCAOB Firm ID: 271), as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2024, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers and employees of the Registrant and its subsidiaries, and a Financial Management Code of Ethics, which applies to senior management and senior financial and accounting personnel of the Registrant and its subsidiaries. A copy of the Code of Ethics and Conduct and the Financial Management Code of Ethics can be obtained, free of charge, on the Registrant’s website (www.firstservice.com) or by contacting the Registrant at (416) 960-9566. All amendments to the Financial Management Code of Ethics, and all waivers of the Financial Management Code of Ethics with respect to any of the directors, officers and employees covered by it, have been and will be posted promptly on the Registrant’s website. Information contained or otherwise accessed through the Registrant’s website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Annual Report on Form 40-F, and any reference to the Registrant’s website herein is as an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed and expected to be billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered for the fiscal period ended December 31, 2024 and 2023. During this period, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of US$)	Year ended December 31, 2024	Year ended December 31, 2023
Audit fees (note 1)	$1,750	$1,734
Audit-related fees (note 2)	72	68
Tax fees (note 3)	292	339
All other fees (note 4)	5	5
	$2,119	$2,146

Notes:

1.

Refers to the aggregate fees billed and expected to be billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries (inclusive of disbursements). Audit fees for 2023 have been adjusted to re-classify disbursements of $119,000 which were previously included in all other fees. Audit fees for 2023 were further adjusted by $456,000 for comparative purposes as the Company is now reporting audit fees on an accrual basis.

2.

Refers to the aggregate fees billed and expected to be billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements (inclusive of disbursements) and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for supplementary assurance assessments and engagements. Audit-related fees for 2023 have been adjusted to re-classify disbursements of $4,500 which were previously included in all other fees.

3.

Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning. Tax fees for 2023 have been adjusted to re-classify disbursements of $22,000 which were previously included in all other fees.

4.	Refers to fees billed for licensing and subscriptions to accounting and tax research tools.

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

CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources”, and accompanying narrative disclosures, in the management’s discussion and analysis included as Exhibit 3 to this Annual Report on Form 40-F, is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Joan Sproul (Chair), Yousry Bissada, and Elizabeth Carducci.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its Common Shares are listed on the Toronto Stock Exchange and the NASDAQ Global Select Market ("NASDAQ"). NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the SEC. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at: https://www.firstservice.com/differences-in-nasdaq-and-canadian-corporate-governance/

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

FIRSTSERVICE CORPORATION

Date: February 21, 2025	By:	/s/ Jeremy Rakusin
	Name:	Jeremy Rakusin
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2024.

2.	Audited consolidated financial statements of the Registrant as at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2024.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.	Compensation Recovery Policy of the Registrant. *

101.	Interactive Data File.

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed as Exhibit 97 to the Registrant’s Annual Report on Form 40-F (Amendment No. 1) filed on Form 40-F/A on March 11, 2024 and incorporated herein by reference.