Form 40-F
period 2025-12-31
FirstService Corp
filed 2026-02-20
CIK 1637810

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	FSV	NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form                         ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

45,722,486 Common Shares

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

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2025, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s audited consolidated financial statements as at and for the years ended December 31, 2025 and 2024 and the related notes and the Report of Independent Registered Public Accounting Firm, see Exhibit 2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s management’s discussion and analysis for the year ended December 31, 2025, see Exhibit 3 of this Annual Report on Form 40-F.

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

Management has excluded nine entities acquired by the Company in purchase business combinations during the 2025 fiscal year from its assessment of internal control over financial reporting as at December 31, 2025. The total assets and total revenues of the nine majority-owned entities represent 1.4% and 2.8%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2025.

Management has assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent registered public accounting firm (PCAOB Firm ID: 271), as stated in their report filed in Exhibit 2 of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2025, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed and expected to be billed to the Registrant by PricewaterhouseCoopers LLP for professional services rendered for the fiscal period ended December 31, 2025 and 2024. During this period, PricewaterhouseCoopers LLP was the Registrant’s only external auditor.

(in thousands of US$)	Year ended December 31, 2025	Year ended December 31, 2024
Audit fees (note 1)	$1,727	$1,750
Audit-related fees (note 2)	209	72
Tax fees (note 3)	80	292
All other fees (note 4)	0	5
	$2,016	$2,119

Notes:

1.	Refers to the aggregate fees billed and expected to be billed by the Registrant's external auditor for audit services relating to the audit of the Registrant and statutory audits required by subsidiaries (inclusive of disbursements).
2.	Refers to the aggregate fees billed and expected to be billed for assurance and related services by the Registrant's external auditor that are reasonably related to the performance of the audit or review of the Registrant's financial statements (inclusive of disbursements) and are not reported under (1) above, including professional services rendered by the Registrant's external auditor for supplementary assurance assessments and engagements and fees relating to financial due diligence services related to acquisitions.
3.	Refers to the aggregate fees billed for professional services rendered by the Registrant's external auditor for tax compliance, tax advice and tax planning.
4.	Refers to fees billed for licensing and subscriptions to accounting and tax research tools.

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

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FIRSTSERVICE CORPORATION

Date: February 20, 2026	By:	/s/ Jeremy Rakusin
	Name:	Jeremy Rakusin
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document

1.	Annual Information Form of the Registrant for the year ended December 31, 2025.

2.	Audited consolidated financial statements of the Registrant as at December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024.

3.	Management’s discussion and analysis of the Registrant for the year ended December 31, 2025.

23.	Consent of PricewaterhouseCoopers LLP.

31.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.	Compensation Recovery Policy of the Registrant. *

101.	Interactive Data File.

104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed as Exhibit 97 to the Registrant’s Annual Report on Form 40-F (Amendment No. 1) filed on Form 40-F/A on March 11, 2024 and incorporated herein by reference.